Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Heartland Financial USA, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-190856, 333-177308, and 333-81374 on Forms S-3; Nos. 333-125089 and 333-181481 on Forms S-8; and No. 333-201854 on Form S-4) of Heartland Financial USA, Inc. of our reports dated March 13, 2015, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Heartland Financial USA, Inc. and subsidiaries.

Des Moines, Iowa
March 13, 2015